Will H. Cai

+852 3758 1210

wcai@cooley.com

March 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Heather Clark Mr. Kevin Stertzel Mr. Alex King Ms. Erin Purnell

Re:	TOYO Co., Ltd Registration Statement on Form F-4 Filed March 8, 2024 File No. 333-277779

Ladies and Gentlemen:

On behalf of our client, TOYO Co., Ltd (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 14, 2024 (the “Comment Letter”), relating to the Registration Statement on Form F-4 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company is publicly filing its Amendment No. 1 to the Registration Statement on Form F-4 (the “Amendment No. 1”) via EDGAR with this response letter.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Amendment No. 1. Capitalized terms used but not defined herein are used herein as defined in the Amendment No. 1.

Registration Statement on Form F-4

Material Tax Considerations, page 139

1.	We note that you have filed a short form tax opinion as Exhibit 8.1. Please revise to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. For more information, please refer to Section III.B.2. of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised the disclosure on pages 139 and 140 of the Amendment No. 1.

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

March 19, 2024

Unaudited Pro Forma Combined Balance Sheet, page 152

2.	Please ensure the adjustments on page 154 match the proper adjustment on the pro forma balance sheet. In this regard, adjustment (e) on the pro forma balance sheet in scenario 2 appears to correspond to adjustment (f) on page 154 and the 5,999,940 adjustment in scenario 1 should correspond to adjustment (j) instead of (i).

In response to the Staff’s comment, the Company has revised adjustment (e) on the pro forma balance sheet in scenario 2 to adjustment (f) on pages 152 and 153 of the Amendment No. 1. The Company further revised the 5,999,940 adjustment in scenario 1 to adjustment (j) on page 153 of the Amendment No. 1.

3.	We refer to prior comment 1 and reissue the comment in its entirety. In this regard, we note no adjustments for working capital notes from December 2023 and extension notes issued subsequent to the balance sheet reflected in the pro forma balance sheet on page 152. In addition, there appears to be additional Fuji expenses notes from December 2023 per page 184 and a conversion of shares from Class B to Class A on page F-53. Please explain to us why no adjustments are necessary or otherwise revise your presentation accordingly.

In response to the Staff’s comment, the Company respectfully clarifies that it has included the shares underlying the working capital notes from December 2023 and extension notes issued subsequent to the balance sheet in the table of “Potential sources of dilution”, as disclosed on page 16 of the Amendment No. 1. These working capital notes and extension notes included additional Fuji Solar expenses from December 2023, as disclosed on page 184 of the Amendment No. 1. Pursuant to the arrangement between BWAQ and holders of the working capital notes and extension notes, the holders have the rights, not obligations, to convert the notes into BWAQ Units. The holders have the options to get repaid in either cash or ordinary shares. Therefore, the Company included these shares as potential sources of dilution and did not make adjustments for these shares in pro forma financial statements. The Company has revised footnotes (13) and (14) on page 17 of the Amendment No. 1 to clarify the foregoing.

In response to the Staff’s comment regarding the conversion of shares from Class B to Class A on page F-53 of the Amendment No. 1, the Company respectfully advises the Staff that it has made pro forma adjustments for conversion of Class B ordinary shares into Class A ordinary shares. After the Company made all pro forma adjustments, the Class B ordinary shares was zero in the pro forma financial statements.

4.	In a related matter, please clarify the nature of the arrangement with Fuji Solar discussed in the second bullet point on page F-39 and tell us whether the deposit, the repayment, or conversion requires adjustment in the pro forma balance sheet.

The Company respectfully advises the Staff that, pursuant to the arrangement between BWAQ and Fuji Solar, Fuji Solar has the rights, not obligations, to convert the notes into BWAQ Units. Fuji Solar has the options to get repaid in either cash or ordinary shares. Therefore, the Company included these shares as potential sources of dilution and did not make adjustments for these shares in pro forma financial statements.

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Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

March 19, 2024

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Junsei Ryu, Chief Executive Officer, Vietnam Sunergy Cell Company Limited
Liang Shi, Chief Executive Officer, Blue World Acquisition Corporation
Ruomu Li, Esq., Partner, Cooley LLP
Reid S. Hooper, Esq., Cooley LLP
Er (Arila) Zhou, Esq., Partner, Robinson & Cole LLP
Ze’-ev D. Eiger, Esq., Partner, Robinson & Cole LLP

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com